Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-268703

Issuer Free Writing Prospectus, dated June 26, 2024

STEEL DYNAMICS, INC.
PRICING TERM SHEET

June 26, 2024

This term sheet to the preliminary prospectus dated June 26, 2024 should be read together with the preliminary prospectus before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith.

$600,000,000 5.375% Notes due 2034 (the “Notes”)

Issuer:	Steel Dynamics, Inc.
Security Type:	Senior Unsecured Notes
Expected Ratings*:	Baa2 / BBB / BBB (Stable / Stable / Positive)
Security:	5.375% Notes due 2034
Size:	$600,000,000
Maturity Date:	August 15, 2034
Coupon:	5.375%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2025
Price to Public:	98.649%
Benchmark Treasury:	4.375% due May 15, 2034
Benchmark Treasury Price and Yield:	100-14; 4.320%
Spread to Benchmark Treasury:	+ 123 bps
Yield to Maturity:	5.550%
Make-Whole Call:	T + 20 bps
Par Call Date:	At any time on or after May 15, 2034 (three months prior to the maturity date)
Trade Date:	June 26, 2024
Expected Settlement Date:	July 3, 2024 (T+5)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	858119 BQ2/ US858119BQ24
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC Goldman Sachs & Co. LLC PNC Capital Markets LLC

Senior Co-Managers:	BMO Capital Markets Corp. Citizens JMP Securities, LLC Fifth Third Securities, Inc. Truist Securities, Inc.
Co-Managers:	BBVA Securities Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made to investors on or about July 3, 2024, which will be the fifth business day following the trade date set forth above (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery date will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, telephone: collect at 1-212-834-4533; Morgan Stanley & Co. LLC, telephone: 866-718-1649; BofA Securities, Inc., telephone: 800-294-1322; or Wells Fargo Securities, LLC, telephone: (toll-free) 1-800-645-3751.

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